SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 1
                                       TO
                                   FORM 10-SB



                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUER

        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934



                              YADKIN VALLEY COMPANY
--------------------------------------------------------------------------------
                 (Name of small business issuer in its charter)




                    NORTH CAROLINA                            56-1249566
        ---------------------------------------          -----------------------
            (State or other jurisdiction of                  (I.R.S. Employer
            incorporation or organization)                 Identification No.)

                 POST OFFICE BOX 1729
                RALEIGH, NORTH CAROLINA                          27602
        ---------------------------------------          -----------------------
       (Address of principal executive offices)               (Zip Code)


                                 (919) 716-2266
               --------------------------------------------------
               Registrant's telephone number, including area code


       Securities to be registered pursuant to Section 12(b) of the Act:

             TITLE OF EACH CLASS                 NAME OF EACH EXCHANGE ON WHICH
             TO BE SO REGISTERED                 EACH CLASS IS TO BE REGISTERED
                    NONE                                      N/A
             -------------------                 ------------------------------


       Securities to be registered pursuant to Section 12(g) of the Act:

                   COMMON STOCK, $1.00 PAR VALUE PER SHARE
                   ---------------------------------------
                                (Title of class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


ITEM 1. DESCRIPTION OF BUSINESS.

         Yadkin Valley Company (the "Registrant") was incorporated under the laws of North Carolina during 1979. Its primary activity is the ownership of all the outstanding capital stock, and serving as the parent holding company, of Yadkin Valley Life Insurance Company ("Yadkin Valley Life") which is incorporated under the laws of Arizona and is engaged in the business of reinsuring credit life insurance policies.


         Yadkin Valley Life's reinsurance activities currently are limited to assuming risks associated with credit life insurance policies ("credit life policies") up to a maximum risk of $25,000 on any one insured, issued only by Triangle Life Insurance Company, Raleigh, North Carolina ("Triangle Life"), and sold only in North Carolina by Southern Bank and Trust Company, Mount Olive, North Carolina ("Southern"), The Fidelity Bank, Fuquay-Varina, North Carolina ("Fidelity") and The Heritage Bank, Lucama, North Carolina ("Heritage"). Triangle Life is a wholly-owned subsidiary of First-Citizens Bank & Trust Company, Raleigh, North Carolina ("FCB"). Registrant is affiliated with Southern, Fidelity, Heritage and FCB through certain common control relationships. See "Item 7. Certain Relationships and Related Transactions." In consideration of its assumption of risk, Yadkin Valley Life receives a portion of the premium income on policies it reinsures, less the amount of claims paid.

         Credit life policies are sold by Southern, Fidelity and Heritage pursuant to Insurance Contracts between them and Triangle Life and pursuant to which they each receive commissions from Triangle Life on policies sold. These policies provide life insurance coverage, subject to the amount, age and other limitations specified in the Insurance Contracts, and are written on the lives of customers of Southern Fidelity and Heritage in connection with various extensions of credit to those customers, including consumer and commercial loans (installment and term), overdraft and equity lines of credit, and credit card accounts. Policies are reinsured by Yadkin Valley Life pursuant to a Reinsurance Agreement between it and Triangle Life which provides that Triangle Life will automatically cede to Yadkin Valley Life, and Yadkin Valley Life will accept from Triangle Life, 100% of the rights, obligations, liabilities and risks on credit life policies up to a maximum of $25,000 of insurance in force on any one life. At December 31, 1996, December 31, 1997 and August 31, 1998, respectively, there were 5,217, 4,808 and 4,599 policies in force which were reinsured by Yadkin Valley Life.

         On a monthly basis, Triangle Life pays to Yadkin Valley Life, on a net basis, the amount of premiums on reinsured credit life policies written, less the amount of "reinsurance commissions" owed by Yadkin Valley Life pursuant to the Reinsurance Agreement. Reinsurance commissions equal to 5% of the gross premiums received on the reinsured policies, plus the amount of all (I) premium taxes and regulatory charges which Triangle Life is required to pay on such policies, (II) all commissions or service fees, including any contingent compensation or other compensation, paid to creditors or agents with respect to such policies, and (III) all guaranty association assessments or payments attributable to such policies.

         Claims on policies reinsured by Yadkin Valley Life are reported to Triangle Life by Southern, Fidelity and Heritage as they arise and are investigated and paid by the claims department of Triangle Life. Yadkin Valley Life reimburses Triangle Life monthly for claims paid up to the limits of its risk. Yadkin Valley Life maintains a reserve for claims, the amount of which is set and changed from time to time by management. The reserve is reviewed annually by a certified consulting actuary and adjusted based on industry standard methodologies.

         Neither Registrant nor Yadkin Valley Life employ any personnel. Subject to the supervision and control of Registrant's Board of Directors, all managerial, administrative and operational services necessary in carrying on Registrant's insurance holding company business and Yadkin Valley Life's reinsurance business are provided to Registrant and Yadkin Valley Life by American Guaranty Insurance Company, Raleigh, North Carolina ("American Guaranty"), another wholly-owned subsidiary of FCB, pursuant to Administration Agreements (the "Agreements"). (See "Item 7. Certain Relationships and Related Transactions.")

         Registrant is not significantly affected by competition in that Yadkin Valley Life does not seek to reinsure policies issued by any insurer other than Triangle Life or sold by any other creditors. Also, premium rates for credit life insurance sold in North Carolina are the prima facie rates promulgated by the North Carolina Department of Insurance, and regulation of the terms of credit life insurance policies results in the policies offered by various issuers being substantially the same. The volume of Yadkin Valley Life's business does vary from year to year based on the volume of loans originated by the banks that are eligible for credit life insurance and the amount of those loans on which the banks are able to write insurance, and, historically, Yadkin Valley Life's reinsurance business has not demonstrated any seasonality nor dependency on a few customers.



         In addition to its investment in its subsidiary, Yadkin Valley Life, a substantial amount of Registrant's assets are represented by investments it holds in equity securities of (i) First Citizens BancShares, Inc. ("BancShares," a bank holding company headquartered in Raleigh, North Carolina); (ii) First Citizens Bancorporation of South Carolina, Inc. ("Bancorporation," a bank holding company headquartered in Columbia, South Carolina); and (iii) Heritage. See "Item 7. Certain Relationships and Related Transactions." These investments were made by Registrant beginning in 1986 and are deemed by Registrant's management and directors to be prudent and sound investments for Registrant. The following table lists the aggregate amounts of each of these investments, and the percentages of Registrant's total assets represented by each such amount, at the dates indicated.



                                       AT 12/31/96                     AT 12/31/97                     AT 6/31/98
                              ------------------------       -------------------------       ------------------------
                                 AMOUNT           %              AMOUNT            %            AMOUNT            %
                                 ------           -              ------            -            ------            -
BancShares..................  $1,589,557         16.9%       $ 2,117,858         14.6%       $ 2,259,669        13.8%
Bancorporation..............   6,567,473         70.0         11,467,473         78.9         13,147,473        80.2
Heritage....................     455,932          4.9            455,932         3.1             455,932        2.8

         Registrant and Yadkin Valley Life have three officers, none of whom are compensated for their services as such, and no other employees. See " Item 5. Directors, Executive Officers, Promoters and Control Persons."

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

         RESULTS OF OPERATIONS. Registrant's main source of operating funds has historically been from Yadkin Valley Life's operations. Revenue from Yadkin Valley Life's operations has decreased for the years reported, primarily as a result of decreased premium writings by the company from whom Yadkin Valley Life assumes business.

         The primary outflows of Registrant's operating funds are for claim payments and for commission payments. Incurred claims have increased for the years reported. While abnormal policyholder mortality experience represents the primary uncertainty of Yadkin Valley Life's operations, claim reserves have historically been adequate to absorb death claims. The decline in commission payments in 1997 versus 1996 is directly correlated to the decline in assumed premiums written.

         Registrant's consolidated financial statements for 1997 and 1996 reflect gains on the sale of equity securities. The gains are from the sales of a specific stock and are not expected to reoccur in the coming year. Excluding the gains on the sale of these equity securities, dividend and interest income equaled $49,038 in 1997 and $59,047 in 1996.


         During the year ended December 31, 1997 and 1996, Registrant's investments in marketable equity securities that are accounted for in accordance with SFAS No. 115 experienced significant growth in their fair values, resulting in an increase in unrealized gains, net of taxes, of $985,576 in 1996 and $3,235,200 in 1997. Substantially all of these unrealized gains arise from investments in marketable equity securities issued by banking organizations. Contributing to these increases was an increase throughout the financial services industry in the market values of banking enterprises in general. There can be no assurance that these increased values will be sustained in future periods. Decreases in the fair values of these investments in future periods will result in reductions of shareholder's equity. See further discussion of the salability of these investments below.

         LIQUIDITY. Management views liquidity as a key financial objective. Management relies on the operations of Yadkin Valley Life as the principal source of liquidity. Further, borrowings have allowed Registrant to fund asset growth and maintain liquidity.



         Management believes the liquidity of the Registrant to be adequate as evidenced by a ratio of assets to liabilities of 2.71 at December 31, 1997 and December 31, 1996. Additionally, investments in equity securities had a carrying value at December 31, 1997 and December 31, 1996 of $14,041,263 and $8,760,962
respectively, substantially all of which are classified as available for sale and portions of which could be sold as a source of cash. A factor which could impact Registrant's financial position and liquidity are significant increases or decreases in the market value of these equity securities. While management considers these securities to be readily marketable, Registrant's ability to sell a substantial portion of these investments may be inhibited by the limited trading in most of these issuances, and, as a result, Registrant could realize substantial losses on any such sales. In the event the need for additional liquidity arises, management believes that, as an alternative to selling investment securities, Registrant has the ability to borrow additional funds from outside sources, using its investment securities as collateral if necessary.


         During 1997, total assets grew 55% from $9,381,257 at December 31, 1996, to $14,525,458 at December 31, 1997, primarily due to unrealized gains on marketable equity securities. There were no other material changes in assets during 1997.

         During 1997, total liabilities increased from $3,554,140 at December 31, 1996, to $5,349,799 at December 31, 1997. The increase in deferred federal income taxes on the unrealized gains on investments increased $2,066,821, while total liabilities increased $1,796,659.

         CAPITAL RESOURCES. There are no material commitments for capital expenditures and none are anticipated. At December 31, 1997, Registrant had outstanding borrowings of $745,069 secured by 35,000 shares of common stock in First Citizens Bancorporation of South Carolina, Inc., with a fair market value of approximately $11,725,000. Any funds needed to satisfy loan repayments will be derived from dividends from Yadkin Valley Life and the sale of or repositioning of investments.

ITEM 3. DESCRIPTION OF PROPERTY.

         Registrant and Yadkin Valley Life own no properties. Their offices are located at the offices of American Guaranty Insurance Company, Raleigh, North Carolina, which, like Triangle Life, is a wholly-owned subsidiary of FCB and which provides Registrant with certain managerial, administrative and operational services. See "Item 7. Certain Relationships and Related Transactions."

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


         As of August 31, 1998, the following persons were known to management of Registrant to own of record or beneficially more than 5% of Registrant's outstanding common stock (which is Registrant's only class of voting securities):



              NAME AND ADDRESS                                  AMOUNT AND NATURE OF              PERCENTAGE
             OF BENEFICIAL OWNER                                BENEFICIAL OWNERSHIP             OF CLASS (1)
        -------------------------------                         ---------------------            ------------
         Peter M. Bristow
         P.O. Box 29
         Columbia, SC 29202.............................             15,367 (2)                       8.37%

         Hope Holding Connell
         P.O. Box 29550
         Raleigh, NC 27601..............................             14,283 (3)                       7.78%

         Frank B. Holding, Jr.
         P.O. Box 29549
         Smithfield, NC 27626...........................             19,740 (4)                      10.75%

         Lewis R. Holding
         P.O. Box 151
         Raleigh, NC 27602..............................             49,374 (5)                      26.88%

---------------

(1) The percentage of class is based on the 183,692 shares issued and outstanding as of August 31, 1998.


(2) Includes an aggregate of 10,736 shares as to which Mr. Bristow exercises sole voting and investment power. Also includes an aggregate of 4,631 shares held by or in trust for his spouse and as to which he disclaims beneficial ownership..

(3) Includes an aggregate of 6,208 shares as to which Ms. Connell exercises sole voting and investment power and 101 shares as to which she exercises shared voting and investment power. Also includes an aggregate of 7,974 shares held by her husband individually or as custodian for their minor children and as to which she disclaims beneficial ownership.

(4) Includes an aggregate of 13,688 shares as to which Mr. Holding exercises sole voting and investment power and an aggregate of 1,948 shares as to which he exercises or may be deemed to exercise shared voting and investment power (including 1,048 shares held by First Citizens BancShares, Inc., and 799 shares held in various fiduciary capacities by the Trust Department of First-Citizens Bank & Trust Company, of which entities he is an executive officer and director, and which shares also are included in the shares listed as beneficially held by Lewis R. Holding). Also includes 4,098 shares held by his spouse and as to which he disclaims beneficial ownership.

(5) Includes 45,349 shares as to which Mr. Holding exercises sole voting and investment power and an aggregate of 2,841 shares as to which he exercises or may be deemed to exercise shared voting and investment power (including 1,048 shares held by First Citizens BancShares, Inc., 799 shares held in various fiduciary capacities by the Trust Department of First-Citizens Bank & Trust Company, and 994 shares held by the Robert P. Holding Foundation, of which entities he is an executive officer and/or director, and 1,847 of which shares also are included in the shares listed as beneficially held by Frank B. Holding, Jr.). Also includes an aggregate of 1,184 shares held by his spouse and adult children and as to which he disclaims beneficial ownership.


         As of August 31, 1998, Registrant's directors, and its directors and executive officers as a group, beneficially owned the following numbers of shares of Registrant's common stock:



                    NAME AND ADDRESS                            AMOUNT AND NATURE OF               PERCENTAGE
                   OF BENEFICIAL OWNER                        BENEFICIAL OWNERSHIP(1)             OF CLASS (2)
 -------------------------------------------------------      ------------------------            ------------
           Hope Holding Connell.........................            14,283 (3)                        7.78%

           E. Thomas Lucas..............................                 4                            (4)

           David S. Perry...............................               346 (5)                        (4)

           All directors and executive officers
             as a group (the 3 persons listed above) ...            14,633 (6)                       8.00%

----------------

(1) Except as otherwise noted, all shares shown as beneficially owned are, to the best of management's knowledge, owned of record by the persons named and such persons exercise sole voting and investment power with respect to such shares.


(2) The percentage of class is based on the 183,692 shares issued and outstanding as of August 31, 1998.


(3) For a description of the nature of Ms. Connell's beneficial ownership of Registrant's common stock, see footnote (3) to the preceding table.


(4)      Less than 1.0%.

(5) Mr. Perry exercises shared voting and investment power with respect to all shares.

(6) Includes an aggregate of 447 shares as to which persons included in the group exercise shared voting and investment power and 7,974 shares as to which persons included in the group disclaim beneficial ownership.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         DIRECTORS. Registrant's Bylaws provide that the number of Registrant's directors shall be set at three and that directors shall serve for one-year terms or until their respective successors have been duly elected and qualified. The following table sets forth information regarding Registrant's three current directors.



                            POSITION WITH            YEAR               PRINCIPAL OCCUPATION AND
      NAME AND AGE             REGISTRANT        FIRST ELECTED      BUSINESS EXPERIENCE FOR PAST FIVE YEARS
      ------------        ---------------        ------------- ---------------------------------------------------
Hope Holding Connell (35) Director                     1998    Ms. Connell has served as Senior Vice President of
                                                               First-Citizens Bank & Trust Company, Raleigh, NC,
                                                               since October 1996.  She previously served as Vice
                                                               President from 1991 to 1996.  She also serves as a
                                                               Director of Southern BancShares (N.C.), Inc. (1) and
                                                               its subsidiary bank, Southern Bank and Trust
                                                               Company, Mount Olive, NC.


E. Thomas Lucas (69)      Vice President,              1979    Mr. Lucas currently is retired.  From 1977 until his
                          Secretary and Director               retirement in June 1994, he served as President and
                                                               Chief Executive Officer of The Heritage Bank,
                                                               Lucama, NC, which he continues to serve as a Director.

David S. Perry (53)       President, Treasurer         1988    Mr. Perry has served as President of American
                          and Director                         Guaranty Insurance Company, Raleigh, NC (property
                                                               and casualty insurer) since 1988, and as President of
                                                               Triangle Life Insurance Company, Raleigh, NC (credit
                                                               life and accident and health insurer) since 1988 (2)

-----------------


(1) Southern BancShares (N.C.), Inc. is a bank holding company which has a class of equity securities which has been registered pursuant to
         Section 12(g) of the Securities Exchange Act of 1934, as amended.

(2) American Guaranty Insurance Company and Triangle Life Insurance Company are wholly-owned subsidiaries of First-Citizens Bank & Trust Company, Raleigh, North Carolina.


         EXECUTIVE OFFICERS. Registrant's two executive officers are David S. Perry, who has served as President and Treasurer since 1988, and E. Thomas Lucas, who has served as Vice President and Secretary since 1982. Certain information regarding the executive officers is included in their listings as directors in the preceding table. Neither Registrant nor Yadkin Valley Life has any other officers or employees, except Hope H. Connell, who has served as Treasurer of Yadkin Valley Life since 1998.

ITEM 6. EXECUTIVE COMPENSATION.

         Registrant's executive officers and directors receive no salaries, fees or other benefits from Registrant for their services. See "Item 7. Certain Relationships and Related Transactions."

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.


         Registrant and Yadkin Valley Life each is party to an Administration Agreement (the "Agreement") with American Guaranty Insurance Company, Raleigh, North Carolina ("American Guaranty"), a wholly-owned subsidiary of FCB, which provides for American Guaranty to provide managerial, administrative and operational services necessary in carrying on the insurance holding company business and reinsurance business of Registrant and Yadkin Valley Life, respectively, subject to the supervision and control of Registrant's Board of Directors. American Guaranty is compensated and reimbursed for services rendered and expenses incurred which are reasonable and properly attributable, directly or indirectly, to the management and conduct of Registrant's business affairs. The Agreements may be terminated by either party at any time upon written notice to the other. Aggregate fees paid by Registrant and Yadkin Valley Life to American Guaranty pursuant to the Agreements during 1997 and 1996 were $16,107 and $15,261, respectively. Those fees did not exceed 5% of the consolidated gross revenues of either Registrant or American Guaranty. David S. Perry, who is President, Treasurer and a director of

Registrant, also serves as President and a director of American Guaranty, and Frank B. Holding, Jr., a principal shareholder of Registrant, serves as Chairman of American Guaranty's Board. Additionally, Frank B. Holding, Jr., Lewis R. Holding and Hope Holding Connell, who are principal shareholders of Registrant, also are principal shareholders of FCB's parent holding company, BancShares, and Messrs. F. Holding, Jr. and L. Holding serve as directors and executive officers of FCB and BancShares.


         Registrant's reinsurance business consists solely of assuming risks, through Yadkin Valley Life, on credit life insurance policies issued by Triangle Life which is a wholly-owned subsidiary of FCB. Frank B. Holding, Jr., Lewis R. Holding and Hope Holding Connell, who are principal shareholders of Registrant, also are principal shareholders of FCB's parent holding company, BancShares, and Messrs. F. Holding, Jr. and L. Holding also serve as directors and executive officers of FCB and BancShares. Additionally, David S. Perry, who is President, Treasurer and a director of Registrant, also serves as President and a director of Triangle Life, and Frank B. Holding, Jr. serves as Chairman of the Board of Triangle Life.


         Yadkin Valley Life's business consists of reinsuring credit life insurance policies issued by Triangle Life which are sold through Southern Fidelity and Heritage. Each of these banks has an arrangement with Triangle Life whereby it receives a commission on credit life insurance policies it sells to its loan customers which are issued by Triangle Life (and which commissions are paid from the premiums received on such policies). Hope H. Connell, who is a director and principal shareholder of Registrant, also serves as a director of Southern and its parent holding company and is a principal shareholder of Heritage. Lewis R. Holding, a principal shareholder of Registrant, also is a principal shareholder of Southern's and Fidelity's respective parent holding company. E. Thomas Lucas, an executive officer and director of Registrant, also is a director of Heritage. The dollar amounts of commissions received by Southern, Fidelity and Heritage during 1997 and 1996, and through August 31, 1998, pursuant to this arrangement are reflected in the following table.



   BANK                                   FOR 1996                      FOR 1997               THROUGH 8/31/98
   ----                                   --------                      --------               ---------------
Southern.....................              $58,267                      $46,796                    $25,054
Fidelity.....................               65,834                       57,578                     33,741
Heritage.....................               20,627                       19,526                     11,769


         A significant portion of Registrant's assets are represented by its investments in equity securities of BancShares, Bancorporation and Heritage. Registrant is affiliated with BancShares and Heritage as a result of the common control relationships described above. Additionally, Lewis R. Holding, who is a principal shareholder of Registrant, also is a principal shareholder of Bancorporation.


ITEM 8.  DESCRIPTION OF SECURITIES.

         AUTHORIZED CAPITAL. Registrant's authorized capital stock consists of 500,000 shares of common stock, $1.00 par value per share, of which 183,692 shares were issued and outstanding as of August 31, 1998.

         VOTING RIGHTS. Each holder of Registrant's common stock is entitled to one vote per share held of record on all matters submitted to a vote of shareholders. Under North Carolina law, Registrant's shareholders have the right to vote cumulatively in the election of directors unless, on the record date for the determination of shareholders entitled to vote, Registrant has a class of securities registered under the Securities Exchange Act of 1934 (the "1934 Act"). Therefore, following registration of Registrant's common stock under the 1934 Act, Registrant's shareholders will not be entitled to vote cumulatively.

         The North Carolina Control Share Acquisition Act, in general, provides that shares of voting stock of a corporation (to which the Act applies) acquired in a "control share acquisition" ("Control Shares") will have no voting rights unless such rights are granted by resolution adopted by the holders of at least a majority of the outstanding shares of the corporation entitled to vote in the election of directors, excluding shares held by the person who has acquired or proposes to acquire the Control Shares and excluding shares held by any officer or director who is also an employee of the corporation. "Control Shares" are defined as shares of such a corporation acquired by any person which, when added to the shares already owned by such person, would entitle that person (except for the application of the Act) to voting power in the election of directors equal to or greater than (i) one-fifth of all voting power, (ii) one-third of all voting power, or (iii) a majority of all voting power. "Control share acquisition" means the acquisition by any person of beneficial ownership of Control Shares with certain exceptions, including an acquisition pursuant to certain agreements of merger or consolidation to which such corporation is a party, and purchases of shares directly from such a corporation. Among other exclusions, shares acquired before the corporation becomes subject to the Act are excluded by the Act from the definition of "Control Shares."

         Registrant's Articles of Incorporation and Bylaws contain no"supermajority" voting requirements pertaining to any matter submitted to a vote of shareholders. Therefore, except as otherwise provided under North Carolina law, subject to the presence of a quorum at a meeting of Registrant's shareholders at which any matter is submitted for voting, such matter will be approved if the votes cast in favor of such matter exceed the votes cast against it. The North Carolina Shareholder Protection Act requires the affirmative vote of the holders of 95% of the outstanding shares of common stock (excluding shares owned by an "interested shareholder") of a corporation (to which the Act applies) to approve certain business combinations between the corporation and an entity which owns more than 10% of the voting shares of such corporation.

         DIVIDENDS. Holders of Registrant's common stock are entitled to dividends when, as, and if declared by the Board of Directors out of funds legally available therefor, whether in cash or in stock. See "Item 9. Market for Common Equity and Related Stockholder Matters."

         PREEMPTIVE RIGHTS. Holders of Registrant's common stock do not have any preemptive or preferential rights to purchase or subscribe for any additional shares of Registrant's common stock or any other securities that may be issued by Registrant from time to time.

         ASSESSMENT. The shares of Registrant's common stock currently outstanding are non-assessable.

         LIQUIDATION RIGHTS. In the event of liquidation, dissolution, or winding-up of the affairs of Registrant, whether voluntary or involuntary, the holders of Registrant's common stock would be entitled to share ratably in any assets or funds available for distribution to shareholders after the satisfaction of all liabilities, or after adequate provision is made therefor. The form of distribution would depend upon the nature of the liquidation and the assets of Registrant at that time.

         MISCELLANEOUS. There are no redemption, conversion or sinking fund provisions relating to Registrant's common stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS


         There is not an active market for Registrant's common stock. However, the stock is traded over the counter and quotations for the stock are published in the National Quotation Bureau, LLC's "pink sheets" which lists three brokers as market makers for the stock.

         Based on information supplied by the National Quotation Bureau, LLC, the following table presents the high and low closing bid prices for Registrant's common stock for the periods indicated. These bid prices should not be taken as an indication of the existence of any established trading market.

   YEAR                      QUARTERLY PERIOD                        HIGH BID                 LOW BID
----------               ------------------------               -----------------        ------------

   1998                  Third Quarter (through 8/31/98)........       $18.00                  $18.00
                         Second Quarter.........................        18.00                   18.00
                         First Quarter..........................        18.00                   18.00


   1997                  Fourth Quarter.........................        17.50                   17.00
                         Third Quarter..........................        17.00                   16.50
                         Second Quarter.........................        16.50                   16.50
                         First Quarter..........................        16.50                   16.50

   1996                  Fourth Quarter.........................        16.50                   13.00
                         Third Quarter..........................        16.50                   16.00
                         Second Quarter.........................        16.50                   16.00
                         First Quarter..........................        16.00                   13.00

         The above quotations represent prices between dealers and do no include retail markup, markdown or commissions, and they do not represent actual transactions.

         Registrant has never paid cash dividends on its common stock and does not anticipate any change in its existing dividend policy or practice. Registrant is authorized to pay cash dividends as and when declared by its Board of Directors, provided that no such distribution results in its insolvency on a going concern or balance sheet basis.

         Historically, the Registrant has been funded primarily by dividends paid by Yadkin Valley Life. The amount of dividend payments by Yadkin Valley Life during any 12-month period, without prior approval by the Arizona Department of Insurance (the "Department"), is limited by statute to the lesser of 10% of its capital and surplus or its gain from operations for the previous fiscal year. Under that restriction, Yadkin Valley Life can not pay a cash dividend to Registrant without prior approval of the Department until October 1998.


         As of August 31, 1998, Registrant's outstanding common stock was held by an aggregate of approximately 929 shareholders of record.

ITEM 2.  LEGAL PROCEEDINGS.

         At August 31, 1998, Registrant was not a party to any legal proceeding that is expected to have a material effect on its financial condition or results of operations.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         Not applicable.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The North Carolina Business Corporation Act (the "NCBCA") provides for the indemnification of directors and officers of corporations in the manner described below.

         PERMISSIBLE INDEMNIFICATION. The NCBCA allows a corporation, by charter, bylaw, contract or resolution, to indemnify or agree to indemnify its officers, directors, employees and agents and any person who is or was serving at the corporation's request as a director, officer, employee or agent of another entity or enterprise or as a trustee or administrator under an employee benefit plan, against liability and expenses, including reasonable attorneys' fees, in any proceeding (including without limitation a proceeding brought by or on behalf of the corporation itself) arising out of their status as such or their activities in any of the foregoing capacities as summarized herein. Any provision in a corporation's charter or bylaws or in a contract or resolution may include provisions for recovery from the corporation of reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification granted therein and may further include provisions establishing reasonable procedures for determining and enforcing such rights.

          The corporation may indemnify such person against expenses or liability incurred only where such person conducted himself or herself in good faith; reasonably believed (i) in the case of conduct in his or her official corporate capacity, that his or her conduct was in the corporation's best interests, and (ii) in all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and, in the case of a criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful; provided, however, that a corporation may not indemnify such person either in connection with a proceeding by or in the right of the corporation in which such person was adjudged liable to the corporation, or in connection with any other proceeding charging improper personal benefit to such person (whether or not involving action in an official capacity) in which such person was adjudged liable on the basis that personal benefit was improperly received.

         MANDATORY INDEMNIFICATION. Unless limited by the corporation's charter, the NCBCA requires a corporation to indemnify a director or officer of the corporation who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which such person was a party because he or she is or was a director or officer of the corporation against reasonable expenses incurred in connection with the proceeding.

         ADVANCE FOR EXPENSES. Expenses incurred by a director, officer, employee or agent of the corporation in defending a proceeding may be paid by the corporation in advance of the final disposition of the proceeding as authorized by the board of directors in the specific case, or as authorized by the charter or bylaws or by any applicable resolution or contract, upon receipt of an undertaking by or on behalf of such person to repay amounts advanced unless it ultimately is determined that such person is entitled to be indemnified by the corporation against such expenses.

         COURT-ORDERED INDEMNIFICATION. Unless otherwise provided in the corporation's charter, a director or officer of the corporation who is a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court deems necessary, may order indemnification if it determines either (i) that the director or officer is entitled to mandatory indemnification as described above, in which case the court also will order the corporation to pay the reasonable expenses incurred to obtain the court-ordered indemnification, or (ii) that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not such person met the requisite standard of conduct or was adjudged liable to the corporation in connection with a proceeding by or in the right of the corporation or on the basis that personal benefit was improperly received in connection with any other proceeding so charging (but if adjudged so liable, indemnification is limited to reasonable expenses incurred).

         PARTIES ENTITLED TO INDEMNIFICATION. The NCBCA defines "director" to include ex-directors and the estate or personal representative of a director. Unless its charter provides otherwise, a corporation may indemnify and advance expenses to an officer, employee or agent of the corporation to the same extent as to a director and also may indemnify and advance expenses to an officer, employee or agent who is not a director to the extent, consistent with public policy, as may be provided in its charter or bylaws, by general or specific action of its board of directors, or by contract.

         INDEMNIFICATION BY REGISTRANT. Registrant's Bylaws provide for indemnification of its directors and officers to the fullest extent permitted by North Carolina law, and require its Board of Directors to take all actions necessary and appropriate to authorize such indemnification.

         Under North Carolina law, a corporation also may purchase insurance on behalf of any person who is or was a director or officer against any liability arising out of his status as such. Registrant currently does not maintain a directors' and officers' liability insurance policy.

                                    PART F/S

         The following are Registrant's consolidated balance sheets as of December 31, 1997 and 1996, and its consolidated statements of income, changes in shareholders' equity and cash flows, together with notes thereto and independent auditors' report thereon.

        YADKIN VALLEY COMPANY AND SUBSIDIARY

        Consolidated Financial Statements
        December 31, 1997 and 1996
        (With Independent Auditors' Report Thereon)

                      YADKIN VALLEY COMPANY AND SUBSIDIARY

                        Consolidated Financial Statements

                           December 31, 1997 and 1996



                                                                       Page
                                                                       ----

Independent Auditors' Report .........................................   15

Consolidated Balance Sheets ..........................................   16

Consolidated Statements of Income ....................................   17

Consolidated Statements of Changes in Shareholders' Equity ...........   18

Consolidated Statements of Cash Flows ................................   19

Notes to Consolidated Financial Statements ...........................   20 - 26

                            INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Yadkin Valley Company:

We have audited the accompanying consolidated balance sheets of Yadkin Valley Company and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Yadkin Valley Company and subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                                                               KPMG Peat Marwick



Raleigh, North Carolina
February 6, 1998

                            YADKIN VALLEY COMPANY AND SUBSIDIARY

                                Consolidated Balance Sheets

                                 December 31, 1997 and 1996




                                  Assets                              1997            1996
                                  ------                              ----            ----

Cash                                                               $    45,061        69,498
Investments in equity securities (notes 2 and 3)                    14,041,263     8,760,962
Certificates of deposit (notes 2, 4 and 6)                             425,854       550,000
                                                                   -----------   -----------

                                                                    14,512,178     9,380,460
Accrued investment income                                                3,148           697
Federal income taxes recoverable                                         6,029          --
State income taxes recoverable                                           4,003          --
Other assets                                                               100           100
                                                                   -----------   -----------
           Total assets                                            $14,525,458     9,381,257
                                                                   ===========   ===========

                      Liabilities and Shareholders' Equity

Liabilities:
   Life policy claims reserve (note 6)                                  30,121        15,881
   Federal income taxes payable                                           --         225,982
   State income taxes payable                                             --          55,127
   Deferred income taxes (note 5)                                    4,569,027     2,502,206
   Notes payable (note 3)                                              745,069       747,472
   Other liabilities                                                     5,582         7,472
                                                                   -----------   -----------

                      Total liabilities                              5,349,799     3,554,140

Shareholders' equity (note 4):
   Common stock, par value $1 per share; authorized 500,000
     shares, issued and outstanding 184,180 shares in 1997
     and 184,396 shares in 1996                                        184,180       184,396
   Retained earnings                                                 1,837,884     1,724,326
   Net unrealized gain on marketable equity securities (note 2)      7,153,595     3,918,395
                                                                   -----------   -----------
                      Total shareholders' equity                     9,175,659     5,827,117
                                                                   -----------   -----------

                      Total liabilities and shareholders' equity   $14,525,458     9,381,257
                                                                   ===========   ===========



See accompanying notes to consolidated financial statements.

                            YADKIN VALLEY COMPANY AND SUBSIDIARY

                             Consolidated Statements of Income

                           Years ended December 31, 1997 and 1996




                                                                          1997         1996
                                                                          ----         ----
Premiums and other revenue:
   Life premiums (note 6)                                             $  326,054      380,859
   Dividend income                                                        23,715       29,669
   Interest income                                                        25,323       29,378
   Gain on sale of equity securities                                     162,246      787,013
                                                                      ----------   ----------
                                                                         537,338    1,226,919
                                                                      ----------   ----------

Benefits and expenses:
   Death benefits (note 6)                                               104,405       72,799
   Increase (decrease) in liability for life policy claims (note 6)       14,240       (3,211)
   Operating expenses:
     Commissions (note 6)                                                146,865      171,770
     Interest                                                             62,867       55,353
     Professional fees                                                    17,278       31,715
     Management fees (note 6)                                             16,107       15,261
     General, administrative and other                                    14,023       20,708
                                                                      ----------   ----------
                                                                         375,785      364,395
                                                                      ----------   ----------

                Income before income taxes                               161,553      862,524

Income tax expense (note 5)                                               43,893      322,607
                                                                      ----------   ----------

                Net income                                            $  117,660      539,917
                                                                      ==========   ==========

Net income per share (note 1)                                         $     0.64         2.92
                                                                      ==========   ==========

Weighted average shares outstanding                                      184,288      185,021
                                                                      ==========   ==========




See accompanying notes to consolidated financial statements.

                            YADKIN VALLEY COMPANY AND SUBSIDIARY

                 Consolidated Statements of Changes in Shareholders' Equity

                           Years ended December 31, 1997 and 1996


                                                                     Net unrealized
                                                                         gain on
                                                                        marketable      Total
                                               Common      Retained       equity     shareholders'
                                               stock       earnings     securities      equity
                                               -----       --------     ----------      ------
Balance at December 31, 1995                 $  185,289     1,198,216     2,932,819    4,316,324

Redemption of 893 shares of
  common stock                                     (893)      (13,807)         --        (14,700)

Net unrealized gains on marketable equity
  securities, net of income taxes (note 2)         --            --         985,576      985,576

Net income                                         --         539,917          --        539,917
                                             -----------   ----------    ----------   ----------


Balance at December 31, 1996                    184,396     1,724,326     3,918,395    5,827,117

Redemption of 216 shares of
  common stock                                     (216)       (4,102)         --         (4,318)
Net unrealized gains on marketable equity
  securities, net of income taxes                  --            --       3,235,200    3,235,200

Net income                                         --         117,660          --        117,660
                                             -----------   ----------    ----------   ----------


Balance at December 31, 1997                 $  184,180     1,837,884     7,153,595    9,175,659
                                             ==========    ==========    ==========   ==========


See accompanying notes to consolidated financial statements.

                            YADKIN VALLEY COMPANY AND SUBSIDIARY

                           Consolidated Statements of Cash Flows

                           Years ended December 31, 1997 and 1996


                                                                                1997                      1996
                                                                                ----                      ----
Operating activities:
   Net income                                                              $   117,660                   539,917
   Adjustments to reconcile net income to net cash provided by operating activities:
      Gain on sale of equity securities                                       (162,246)                 (787,013)
      Decrease in reserve for policy and contract claims                        14,240                    (3,211)
      Decrease in amounts due to ceding company                                   --                      (5,857)
      Increase in federal income taxes recoverable                              (6,029)                     --
      Increase in state income taxes recoverable                                (4,003)                     --
      Increase (decrease) in federal income taxes payable                     (225,982)                  190,109
      Increase (decrease) in state income taxes payable                        (55,127)                   55,127
      Decrease (increase) in premiums receivable                                  --                      14,808
      Decrease (increase) in accrued investment income                          (2,451)                    5,570
      Increase (decrease) in other liabilities                                  (1,890)                    2,540
                                                                           -----------               -----------
                        Net cash provided (used) by operating activities      (325,828)                   11,990


Investing activities:
   Proceeds from sale of available-for-sale equity securities                  183,966                   972,793
   Purchases of available-for-sale equity securities                              --                  (1,032,807)
   Purchases of other equity securities                                           --                    (358,526)
   Purchases of certificates of deposit                                        (87,614)
   Maturities of certificates of deposit                                       211,760                 2,395,747
                                                                           -----------               -----------
                        Net cash provided (used) by investing activities       308,112                  (353,391)
                                                                           -----------               -----------

Financing activities:
   Principal payments on notes payable                                          (2,403)                     --
   Proceeds from issuance of note payable                                         --                     375,000
   Purchases and retirement of common stock                                     (4,318)                  (14,700)
                                                                           -----------               -----------
                        Net cash provided (used) by financing activities        (6,721)                  360,300

                                         Net increase (decrease) in cash       (24,437)                   18,899

Cash at beginning of year                                                       69,498                    50,599
                                                                           -----------               -----------

Cash at end of year                                                        $    45,061                    69,498
                                                                           ===========               ===========

Cash payments for:
   Interest                                                                $    62,757                    52,813
                                                                           ===========               ===========

   Income taxes                                                            $   335,034                    77,371
                                                                           ===========               ===========

Non-cash investing and financing activities:
  Increase in unrealized gain on marketable equity securities, net of applicable income taxes of $2,066,821 and
   $991,361, respectively                                                  $ 3,235,200                   985,576
                                                                           ===========               ===========

See accompanying notes to consolidated financial statements.

                         YADKIN VALLEY COMPANY AND SUBSIDIARY

                      Notes to Consolidated Financial Statements

                              December 31, 1997 and 1996


(1)         Significant Accounting Policies

            Basis of Presentation: The consolidated financial statements include the accounts and operations of Yadkin Valley Company (the Parent) and its wholly-owned subsidiary, Yadkin Valley Life Insurance Company, hereinafter collectively referred to as the Company. Intercompany accounts and transactions have been eliminated. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles which, as to the insurance subsidiary, may vary in some respects from the statutory accounting practices which are prescribed or permitted by the Insurance Department of the State of Arizona. The variations between generally accepted accounting principles and statutory accounting practices are not significant to the accompanying consolidated financial statements.

            Line of Business: The Parent, which was organized as a North Carolina holding company, manages the operations of Yadkin Valley Life Insurance Company, which is in the business of assuming credit life insurance. All reinsurance is assumed from Triangle Life Insurance Company (TLIC), which is an affiliate through common ownership. TLIC issues credit life insurance policies on loans made by three banks located in North Carolina: Southern Bank and Trust, The Heritage Bank ("Heritage") and The Fidelity Bank. The Company and the three aforementioned banks are related through certain common ownership.

            Yadkin Valley Life Insurance Company's assumption limit, which has been determined by management, is $25,000 per policy.

            Recognition of Premium Revenues: Revenue is recognized based on premiums collected from ceding companies. The premiums are received monthly and are based on the reinsurance coverage provided for the month. Since reinsurance coverage is provided prior to the receipt of premiums, there is no deferral of revenue to future periods.


            Liabilities for Policy and Contract Claims: The reserve for life policy claims includes estimates of losses on reported claims and claims incurred but not reported, based on information provided by the ceding company and on the Company's historical experience. Although management believes that the liability for life policy claims is adequate, the ultimate amount of such claims may vary, perhaps significantly, from the estimated amounts in the financial statements.

                         YADKIN VALLEY COMPANY AND SUBSIDIARY

(1)         Significant Accounting Policies, Continued

            Investments: Investments in equity securities with readily determinable fair values are classified as available-for-sale and are carried at fair value. The unrealized holding gains and losses are reported as a separate component of shareholders' equity, net of deferred income taxes. An equity security's fair value is considered readily determinable if its price is quoted on a registered securities exchange or in the over-the-counter market.

            Equity securities which do not have readily determinable fair values are carried at the lower of aggregate costs or market value. A decline in the fair value of securities which is deemed to be other than temporary is recognized in earnings. Estimates of fair value for those equity securities which do not have readily determinable market values are based on analysis of recent trades of those stocks as provided by management of the investee.

            Realized gains and losses on equity securities are recognized in net income using the specific identification method.

            Income Taxes: Income tax provisions are based on income reported for financial statement purposes. Deferred federal income taxes are recorded based on temporary differences between the financial reporting basis and the tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.

            Net Income Per Share: The Company adopted Statement of Financial Accounting Standards 128 in 1997, which requires net income per share to be calculated on both a basic and diluted basis. Net income per share is computed based on the weighted average number of common shares outstanding during the year and represents basic and diluted net income per share for 1997 and 1996. Because the Company has no potentially dilutive securities, restatement of 1996 net income per share was not necessary.

            Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

(2)         Investments

            Investments at December 31, 1997 and 1996, consisted of certificates of deposit and equity securities. Certificates of deposit of $425,854 and $550,000 at December 31, 1997 and 1996, respectively, are carried at cost. These certificates of deposit have maturities of less than one year. The cost of these securities approximates fair value.

            Investments in equity securities at December 31, 1997 and 1996 are classified as follows:

                                                      1997       1996
                                               -------------   ---------
  Available-for-sale, carried at fair value    $  13,233,267   7,952,966
  Other, carried at cost                             807,996     807,996
                                                ------------    --------
                                               $  14,041,263   8,760,962
                                                  ==========   =========

                         YADKIN VALLEY COMPANY AND SUBSIDIARY

(2)         Investments, Continued


            At December 31, 1997 and 1996, the estimated fair value of investments in equity securities carried at cost were $1,326,861 and $1,173,919, respectively.


            Equity securities classified as available-for-sale at December 31, 1997 consist of the following securities:

                                    Number               Unrealized   Fair
     Description                   of shares    Cost        gain      value
     -----------                   ---------    ----        ----      -----

  First Citizens Bancorporation
   of South Carolina, Inc. -
   voting common stock -
   par value $5 per share           35,000  $  455,000  10,745,000  11,200,000

  First Citizens BancShares,
   Inc. - Class A common
   stock - par value $1
   per share                        19,545   1,055,644     977,623   2,033,267
                                             --------------------- -----------

      Total                                 $1,510,644  11,722,623  13,233,267
                                             =========  ==========  ==========


            Equity securities classified as "other" and carried at cost at December 31, 1997 consist of the following securities:

                                                     Number
     Description                                    of shares    Cost
     -----------                                    ---------    ----

  First Citizens Bancorporation of South Carolina,
   Inc. - non-voting common stock - par value $5
   per share                                         5,631   $  267,473

  First Citizens BancShares, Inc. - Class B common
   stock - par value $1 per share                    1,900       84,591

  The Heritage Bank - common stock -
   par value $1 per share                            7,401      455,932
                                                                -------

      Total                                                  $  807,996
                                                                =======

                         YADKIN VALLEY COMPANY AND SUBSIDIARY

(2)         Investments, Continued

            Equity securities classified as available-for-sale at December 31, 1996 consist of the following securities:

                                    Number               Unrealized   Fair
     Description                   of shares    Cost        gain      value
     -----------                   ---------    ----        ----      -----

  First Citizens Bancorporation of
   South Carolina, Inc. - voting
   common stock - par value
   $5 per share                     35,000  $  455,000  5,845,000  6,300,000

  First Citizens BancShares, Inc. -
   Class A common stock - par
   value $1 per share               19,545   1,055,645     449,321  1,504,966

  First Union Corporation - common
   stock - par value $3.33 per
   share                             2,000      21,720     126,280    148,000
                                           -----------  ---------- ----------

      Total                                 $1,532,365   6,420,601  7,952,966
                                             =========   =========  =========

            Equity securities classified as "other" and carried at cost at December 31, 1996 consist of the following securities:

                                                           Number
     Description                                          of shares    Cost
     -----------                                          ---------    ----

   First Citizens Bancorporation of South Carolina,
     Inc. - non-voting common stock - par value $5 per
     share                                                  5,631  $  267,473

   First Citizens BancShares, Inc. - Class B common
     stock - par value $1 per share                         1,900      84,591

   The Heritage Bank - common stock - par value $1 per
     share                                                  7,401     455,932
                                                                      -------

            Total                                                  $  807,996
                                                                      =======

                         YADKIN VALLEY COMPANY AND SUBSIDIARY

(3)         Notes Payable

            Notes payable at December 31, 1997 and 1996 consist of the following:

                                                           1997          1996
                                                           ----          ----
  Note payable on demand, interest payable
   quarterly at prime rate                             $  297,169      297,472

  Note payable on demand, interest payable
   quarterly at prime rate                                 72,900       75,000

  Note payable due March 11, 1998,
   renewable annually, interest at
   prime rate less .5%                                    375,000      375,000
                                                          -------      -------
                                                       $  745,069      747,472
                                                          =======      =======

            The notes payable are secured by 35,000 common shares of First Citizens Bancorporation of South Carolina, Inc., which have a carrying value of $11,200,000 at December 31, 1997.

(4)         Shareholders' Equity and Restrictions

            Prior approval by state regulators is required for insurance companies to pay dividends to their shareholders in excess of certain limitations. In addition, shareholders' equity and minimum capital requirements, as defined by statute are restricted and cannot be distributed by insurance subsidiaries without approval of the state insurance department. The amount which the insurance subsidiary can pay in dividends during any twelve month period without prior approval is limited by statute to the lesser of 10% of statutory surplus, or statutory gain from operations of the previous fiscal year. In 1997 and 1996, the subsidiary paid dividends to the parent of $148,000 and $185,000, respectively.

            Statutory surplus at December 31, 1997, and net income for the year then ended of the insurance subsidiary, as computed in accordance with statutory accounting practices, were $465,059 and $54,498, respectively. Statutory surplus at December 31, 1996 and net income for the year then ended were $556,515 and $106,627, respectively.

            The insurance subsidiary has $100,000 of certificates of deposit on deposit with the Arizona Department of Insurance.

                         YADKIN VALLEY COMPANY AND SUBSIDIARY

(5)         Income Taxes

            The Company has elected to file a consolidated federal income tax return. Current income tax expense for the years ended December 31, 1997 and 1996 is comprised of the following:

                                                        1997     1996
                                                        ----     ----

      Federal                                      $  36,713   267,480
      State                                            7,180    55,127
                                                     -------  --------
                                                   $  43,893   322,607
                                                      ======   =======

            There were no significant differences between the financial reporting basis and the tax basis of assets and liabilities, except for the excess of the financial reporting basis over the tax basis for marketable equity securities with readily determinable fair values.

            At December 31, 1997 and 1996, deferred income taxes represent the tax effect of the excess of the financial statement carrying value over the income tax basis for marketable equity securities with readily determinable fair values.

            The reasons for the difference between total income tax expense and the amount computed by applying the statutory federal income tax rate of 34% to income before income taxes are as follows:

                                                        1997     1996
                                                        ----     ----

  Income tax expense at federal statutory rates    $  54,927   293,258
  Deduct:
   State income taxes, net of federal tax benefit      4,739    36,384
   Effect of graduated tax rates                      (9,896)       -
   Effect of dividends received deduction
     and other                                        (5,877)   (7,035)
                                                     -------   -------
                                                   $  43,893   322,607
                                                      ======   =======

                         YADKIN VALLEY COMPANY AND SUBSIDIARY

(6)         Related Parties

            American Guaranty Insurance Company, a subsidiary of First Citizens Bank & Trust Company ("FCB&T"), a subsidiary of First Citizens BancShares, Inc. ("FCB"), provides management services to the Company. Management fees were $16,107 in 1997 and $15,261 in 1996.

            As described in note 1, Yadkin Valley Life Insurance Company provides reinsurance to TLIC, a company affiliated through certain common ownership. Amounts related to business assumed from TLIC for 1997 and 1996 are as follows:

                                                        1997       1996
                                                        ----       ----

      Premiums assumed                              $  326,054   380,859
      Death benefits assumed                           104,405    72,799
      Life policy claims reserve assumed                30,121    15,881
      Commissions assumed                              146,865   171,770

            As described in note 2, the Company holds stock in FCB, First Citizens Bancorporation of South Carolina, Inc. ("FCB-SC") and Heritage. The Company, FCB, FCB-SC and Heritage are related through certain common ownership. At December 31, 1997 and 1996, the Company also had $325,854 and $450,000, respectively, invested in FCB&T certificates of deposits.

            An executive officer and director of the Company is also a director of Heritage. As part of reinsurance commissions assumed, the Company paid approximately $19,526 and $20,627 in commissions to Heritage in 1997 and 1996, respectively.

                                    PART III


ITEM 1.  DESCRIPTION OF EXHIBITS

         The following exhibits are filed as part of this Registration
Statement.

         EXHIBIT
         NUMBER                               DESCRIPTION
         ------                               -----------

             3(a)        *  Registrant's Restated Articles of Incorporation

             3(b)        *  Registrant's Bylaws

            10(a)        *  Administration Agreement between Registrant and
                            American Guaranty Insurance Company

            10(b) Administration Agreement between Yadkin Valley Life and American Guaranty Insurance Company

            10(c) Reinsurance Agreement between Yadkin Valley Life and Triangle Life Insurance Company

            22           *  Subsidiaries of Registrant
          -----------------------

               * Previously filed.  Not being refiled.

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, Registrant caused this Amendment No. 1 to Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              YADKIN VALLEY COMPANY




DATE: DECEMBER 9, 1998                         BY: /s/ David S. Perry
                                                  --------------------------
                                                   David S. Perry, President

                                  EXHIBIT INDEX



EXHIBIT                                                                                  SEQUENTIAL
NUMBER                                          DESCRIPTION                              PAGE NUMBER
------                                          -----------                              -----------
   3(a)          *  Registrant's Restated Articles of Incorporation

   3(b)          *  Registrant's Bylaws

  10(a)          *  Administration Agreement between Registrant and
                    American Guaranty Insurance Company

  10(b) Administration Agreement between Yadkin Valley Life and American Guaranty Insurance Company

  10(c) Reinsurance Agreement between Yadkin Valley Life and Triangle Life Insurance Company

  22             *  Subsidiaries of Registrant
--------------------

 * Previously filed.  Not being refiled.